Exhibit 99.2

FANG HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 20, 2017
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Fang Holdings Limited (the “Company”) will be held at Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China on December 20, 2017 at 10:30 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions to re-elect Mr. Jingbo Wang as a director of the board of directors of the Company (the “Board”) and Mr. Mingqiang Bi as an independent director of the Board and a member of the audit committee of the Board.

The Board previously appointed Mr.Wang as a director of the Board, and Mr. Bi as an independent director of the Board and a member of the audit committee of the Board on June 20, 2017. The biographies of Mr. Wang and Mr. Bi were included in the Exhibit A attached hereto. Pursuant to Article 86 of the Company’s Articles of Association, a director appointed by the Board to fill a casual vacancy on the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

The Board has provided the following resolutions for approval by the Company’s shareholders:

“RESOLVED THAT, Mr. Jingbo Wang be, and hereby is, re-elected as a director of the Board.

RESOLVED THAT, Mr. Mingqiang Bi be, and hereby is, re-elected as an independent director of the Board and a member of the audit committee of the Board.”

The Board has fixed the close of business on November 20, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Five ADSs represent one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.fang.com) containing this notice of AGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposal. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Daylight Time), December 18, 2017. Only the registered holders of record at the close of business on November 20, 2017 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.fang.com, or by contacting IR Department, Fang Holdings Limited, Block A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, The People’s Republic of China, Telephone: +86-10-5631-8659, email: ir@fang.com.

By Order of the Board of Directors,
/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Beijing, November 16, 2017

Exhibit A

Biography of Mr. Jingbo Wang

Mr. Jingbo Wang, 39, has served as a director of the Company since June 2017. Mr.Wang joined IDG Capital in 2011 as partner, covering Private Equity and M&A investments. Prior to joining IDG Capital, he worked at the North America growth capital and buyout team at D. E. Shaw and Co. in New York, where he has actively involved in several of the firm's large investments in energy sector. Mr. Wang has also worked as a senior researcher of ExxonMobil Corporate Strategic Research. Mr. Wang got PhD degree from Cornell University and B.E. degree from Tsinghua University.

Biography of Mr. Mingqiang Bi

Mr. Mingqiang Bi, 47, has served as an independent director of the Company and a member of the audit committee of the Board since June 2017. Mr. Bi is the managing director of China International Capital Corporation (CICC). As a proven financial specialist, he has exceptional international experience with various C-level positions throughout key global markets. Before he joined CICC, he worked for Industrial and Commercial Bank of China (ICBC) for over 20 years, where he held multiple positions including Chairman of ICBC Standard Bank, Head of Credit & Investment Management in ICBC Group, Country Head of USA Branch, CEO of Canada Branch and etc. Mr. Bi holds two Bachelor degrees and a Master degree from Tsinghua University. He received his Ph.D in Finance from Renmin University of China.

A-1